AXETURE CORP.

76508 Sweet Pea Way

Palm Desert, CA 92211

Matthew Crispino

Attorney-Advisor

Office of Information

Technology and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

March 17, 2016

Re: Axeture Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 19, 2016

File No. 333-209039

Dear Mr. Crispino,

This letter sets forth the response of Axeture Corp. (“AXTU” or the “Company”) to the Staff’s comment letter received February 11, 2016.  Further, we have filed an Amendment No.1 to the Registration Statement on Form S-1 filed January 19, 2016, to address the comments as referenced in our responses below.

Cover Page

1. We note your disclosures throughout the prospectus that you are a shell company. Please disclose that you are a shell company on the cover page.

Response: The Company has made the requested disclosure.

Prospectus Summary, page 2

2. Please revise your disclosure here and throughout the prospectus to more clearly convey the nature of your proposed business and the status of your business development, including the distinction between your plans for development of a mobile application and a website, if any. Explain in greater detail the mobile application that you plan to develop, the resources required to develop it, and how you will ultimately generate revenue from it. Furthermore, disclose what you have accomplished to date, what remains to be accomplished for you to develop your business and begin generating revenue, and any material obstacles or uncertainties that may preclude completion of product development and ultimate achievement of your business plan. Refer to Item 503(a) of Regulation S-K.

Response: The Company has revised the description of our proposed business and the current status of our operations to explain in better detail our mobile application and how we plan on generating revenue from it.

3. We note that your chief executive officer owns 100% of your outstanding capital stock and, if all shares offered in the prospectus are sold, will own 66.7% after the offering. Please revise to disclose this fact in this section of the prospectus.

Response: The Company has disclosed this fact in the Prospectus Summary.

4. You disclose your internet address, but it appears that it is inoperative. Please revise or advise.

Response: The Company has disclosed that its website is under development and currently not operational.

5. We note your disclosures on pages 5 and 6 that net offering proceeds will be $100,000 if all shares are sold. Please revise this disclosure to account for your estimated offering expenses.

Response: The Company has updated the disclosures to account for our estimated offering expenses.

Summary Financial Data, page 7

6. You state in the last sentence of this section that you anticipate you will continue to generate revenue although you have not yet generated any revenue. Please revise the sentence to eliminate any confusion regarding your lack of revenue. This comment also applies to the Risk Factors section, in particular the captions to the first full risk factor on page 9, the last risk factor on page 10 and the last sentence in the second-to-last risk factor on page 11.

Response: The Company has made the requested amendments.

Risk Factors

7. Please revise to include a risk factor that addresses the implications of emerging growth company status.

Response: The Company has added the requested risk factors.

Corporate Background, page 7

8. Please move the disclosure under this heading to the summary of another appropriate part of the prospectus.

Response: The Company has moved the requested disclosure.

“We are in the early stages of development . . . ,” page 8

9. Please revise to disclose the current rate at which you use funds in your operations and state the minimum period of time you will be able to conduct planned operations using currently-available capital resources. To the extent that you perceive a deficiency in capital resources, alert investors to the minimum additional capital expected to be necessary to fund planned operations for a 12-month period.

Response: The Company has revised the disclosure as requested.

“If we encounter unforeseen difficulties with our business or operations . . . ,” page 8

10. You state that you have relied solely upon cash from the private sale of equity securities. In Note 4 to the audited financial statements, however, you disclose that you received a loan from your chief executive officer for general operating costs. Please revise.

Response: The Company has revised the disclosure.

“Because we are considered to be a ‘shell company’ under applicable securities . . . ,” page 12

11. We note that this risk factor and the three succeeding risk factors address the risks related to shell company status. Please consider consolidating these risk factors. Also, ensure that your risk factors address all of the significant risks associated with your shell company status, including the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144 and the potential impact of your shell company status on your ability to attract additional capital.

Response: The Company consolidated some of the risk factors and has added additional risk factors to disclose the risks of being a shell company.

“Our common stock will be subject to the ‘Penny Stock’ Rules of the SEC . . . ,” page 13

12. Please revise this risk factor to state that “penny stock” generally refers to a security that trades at less than $5.00 per share. This comment also applies to related disclosure on page 21.

Response: The Company has made the requested revisions.

“The requirements of being a public company may strain our resources . . . ,” page 14

13. You state that you will be subject to the reporting requirements of the Securities Exchange Act of 1934. Please confirm that you intend to file a Form 8-A to register your common stock under the Exchange Act. If not, revise to alert investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. Explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act. Consider including this information in a separate risk factor. This comment also applies to related disclosures on pages 32, 36, and 39.

Response: The Company has confirmed that it intends to file a Form 8-A to register its common stock under the Exchange Act after the completion of the Offering.

14. We note that this risk factor states that you will be subject to the auditor’s attestation requirement of Section 404 of the Sarbanes-Oxley Act. Please revise to clarify that you will not be subject to this requirement for as long as you are an emerging growth company and/or a smaller reporting company.

Response: The company has revised the risk factor.

“If a market develops for our shares, sales of our shares relying upon Rule 144 . . . ,” page 16

15. Your disclosure indicates that your restricted and control securities may be resold in reliance on Rule 144. As a shell company, however, your restricted and control securities are not eligible for this safe harbor. Please revise. This comment also applies to your disclosure regarding future sales by principal shareholders on page 38.

Response:  The Company has removed the statements that securities may be resold in reliance on Rule 144, and updated the future sales disclosure.

Dilution, page 20

16. You disclose information based on proceeds in the amount of 100%, 75%, and 50% of the proposed maximum aggregate offering price. Please revise to include information based on proceeds in the amount of 25%, as you do in other sections of the prospectus.

Response: The Company has included the 25% column as requested.

Description of the Business, page 23

Plan of Operations, page 27

17. You disclose that you estimate you will begin generating revenue during the second quarter following this offering. Please revise your disclosure to explain in greater detail how you anticipate being able to generate revenue at that point in time.

Response: The Company has explained in greater detail how it is going to generate revenue during the second quarter, by finalizing its application, marketing and starting sales of the mobile application.

Research and Development Activities and Costs, page 30

18. We note your disclosure that you have no plans to undertake any research or development in the future. Elsewhere in the prospectus, however, you indicate that you will be engaging in research and development. Please reconcile.

Response: The Company has reconciled the discrepancy.

Management’s Discussion and Analysis of Plan of Operations, page 32

Liquidity and Capital Resources, page 33

19. You state on page 27 that the minimum offering proceeds is sufficient to keep the company current with its public compliance requirements with very nominal funds remaining for furthering your business. Please revise to disclose your plan if you raise less than the minimum offering proceeds, including how you intend to fund operations. In addition, revise to disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K as well as FRC 501.03.a and Section IV of Interpretive Release 33-8350 for additional guidance.

Response: The Company has revised its disclosure as requested.

Security Ownership of Certain Beneficial Owners and Management, page 37

20. Please revise the table depicting beneficial ownership of your common stock in accordance with Item 403(b) of Regulation S-K.

Response: The Company has revised the beneficial ownership table in accordance with Item 403(b) of Regulation S-K.

Transactions with Related Persons, Promoters and Certain Control Persons, page 38

21. In Note 4 to the audited financial statements, you disclose that your chief executive officer made a loan to the company for general operating expenses. Please revise to include this information in this section of the prospectus and file the related note as an exhibit. Refer to Items 404(d) and 601(b)(10) of Regulation S-K. See also Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Response: The Company has revised the section in the prospectus to include the related party advances. The advances are not notes and as such cannot be filed as an exhibit.

Yours Truly,

/s/ William Webber

William Webber

President

Axeture Corp.